信和置業有限公司
Sino Land Company Limited

08003019

RECEIVED
2008 JUN -4 A 1:24

Our Ref.: SLC-EI/FC-2008/CS-0210

19 March 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention copy of each of the following documents of the Company:-

1. announcement of Interim Results for the six months ended 31 December 2007; and
2. announcement of Closure of Register of Members published in today's newspapers.

For your information, the above documents are also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
JUN 09 2008
THOMSON REUTERS

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2008\19 03 2008\Letter - ADR doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

CLOSURE OF REGISTER OF MEMBERS

The board of directors of Sino Land Company Limited (the "Company") has on 18th March, 2008 declared an interim dividend of HK10 cents per share for the year ending 30th June, 2008 payable to the shareholders of the Company whose names appear on the register of members of the Company on Wednesday, 16th April, 2008.

The register of members will be closed from Monday, 14th April, 2008 to Wednesday, 16th April, 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 11th April, 2008.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 18th March, 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Ringo Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

CHAIRMAN'S STATEMENT

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2007 increased significantly by 211% to HK$4,729.6 million compared with HK$1,519.1 million in the corresponding period last year. Excluding revaluation surplus on investment properties net of deferred tax of HK$2,409.5 million, the Group's underlying net profit from operations was HK$2,320.1 million, representing an increase of 178% from HK$832.7 million in the corresponding period last year. Earnings per share for the period was 100.26 cents (2006 : 34.68 cents).

The turnover of the Group for the interim period was HK$4,569.8 million, representing an increase of 298% compared with HK$1,147.9 million in the corresponding period last year.

The results for the interim period ended 31st December, 2007 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for the accounting period.

DIVIDEND

The Directors have declared an interim dividend of 10 cents per share payable on 15th May, 2008 to those shareholders whose names shall appear on the Register of Members of the Company on 16th April, 2008.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 24th April, 2008. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 15th May, 2008.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) Sales Activities

Turnover and earnings from sales at subsidiary level for the interim period ended 31st December, 2007 were mainly derived from sales of residential units in new projects One New York in Hong Kong and Greenfields in Guangzhou, PRC, the occupation permits of which were obtained during the interim period; as well as sales of residential units already completed in Vision City, One SilverSea and the detached houses of St. Andrews Place.

Located in the west of the Kowloon area, One New York offers residents a chic metropolitan lifestyle. This development is a short walk from the MTR Cheung Sha Wan Station. Launched in November 2007, the project has been well received with over 71% of its 132 units sold.

Greenfields is a residential project located in Guangzhou, PRC. The project offers a total of 238 residential units and market response to the sales has been good with 99% of its total units sold.

As for the projects already completed, over 96%, 99% and 80% respectively of the total number of residential units/detached houses in Vision City, One SilverSea and St. Andrews Place have been sold.

Earnings from property sales at associate level were mainly derived from sales of completed residential units in Mount Beacon located in Kowloon Tong, One HoneyLake in Shenzhen and Chengdu International Community in Chengdu, Sichuan. All of the remaining luxurious residential houses/apartments in Mount Beacon have been sold. Approximately 99% of all the units in One HoneyLake have been sold and over 78% of the units launched to date in the Chengdu International Community have been sold.

During the interim period ended 31st December, 2007, the Group completed two new residential projects, final phase of the One HoneyLake in Shenzhen and one phase of the Chengdu International Community in Chengdu. Details of the projects are presented in the table below with a total attributable gross floor area of approximately 0.8 million square feet :

Location	Usage	Group's Interest	Attributable Gross Floor Area
			(Square feet)
1. Chengdu International Community Phase IV Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC	Residential	20%	327,126
2. Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2, PRC	Residential / Retail / Carparks	100%	314,655
3. One HoneyLake Xiangmei Road, Futian District, Shenzhen, PRC	Residential	50%	99,260
4. One New York 468 Castle Peak Road, Kowloon, Hong Kong	Residential / Retail	100%	58,867
			799,908

(2) Land Bank

As at 31st December, 2007, the Group has a land bank of approximately 44.9 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 65% is residential; 25% commercial; 5% industrial; 3% car parks and 2% hotels. In terms of breakdown of the land bank by status, 34.2 million square feet consist of properties under development, 9.8 million square feet of properties for investment/own use and 0.9 million square feet of properties held for sale. The Group will continue to selectively replenish its land bank, both in Hong Kong and in Mainland China, to optimise its earnings potential.

During the interim period under review, the Group acquired five plots of land for property development. Details of the acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. TPTL 186 (Site B) Tai Po New Territories	Residential	35%	250,072
2. Aberdeen Land Lot No. 451 Hong Kong	Residential	35%	226,022
3. Lot No. 245 in Demarcation District No. 331 Lantau Island	Residential	100%	71,417
4. Chengdu Project West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC	Residential / Commercial	100%	13,151,421
5. Chongqing Project No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC	Residential / Commercial	50%	5,542,808
			19,241,740

(3) Property Development

The Group expects to complete the following project with an attributable gross floor area of 64,791 square feet in the second half of the financial year ending 30th June, 2008 :

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
One Madison 305 Castle Peak Road, Sham Shui Po, Kowloon, Hong Kong	Residential / Retail	100%	64,791
			64,791

Subsequent to the interim period ended 31st December, 2007, the Group obtained the occupation permit for One Madison on 28th February, 2008.

(4) Rental Activities

The Group's rental portfolio performed solidly for the interim period ended 31st December, 2007 due to rental increases from lease renewals, new leases in the existing rental portfolio and high occupancy in all sectors of the portfolio. The gross rental revenue, including the attributable share of its associates, increased by 13.97% to HK$891.4 million compared with HK$782.1 million in the corresponding period last year.

In December, 2007, the Group acquired 60% and 57.5% equity interests from the joint venture partners in the development companies of Olympian City 1 and 2 respectively. Subsequent to the interim period, the Group acquired the remaining 10% interest in the development company of Olympian City 1. Prior to the acquisitions, the Group had 30% and 42.5% interests in the respective development companies of Olympian City 1 and 2, and now the Group owns 100% equity interests in both development companies. The acquisitions enable the Group to increase its rental portfolio by approximately 391,000 square feet of retail space, providing further rental growth in the recurrent income of the Group.

The award-winning and environmentally-friendly shopping mall Citywalk, with approximately 300,000 square feet of retail space, was opened in January 2008. The development is a joint venture with Urban Renewal Authority and is located in the heart of Tsuen Wan, within walking distance to both MTR Tsuen Wan Station and the Tsuen Wan West Station on the West Rail.

Citywalk introduces elegant retail and alfresco dining which offers an attractive shopping experience. The project has recently been rated Platinum by the Hong Kong Building Environmental Assessment Method Society (HK-BEAM Society) for its eleven distinctive green features and designs including the Vertical Garden, Citywalk Piazza, the hybrid water and air-cooled air-conditioning system and more. With a 40,000 square feet Citywalk Piazza, a unique 8,000 square feet Vertical Garden, an optimal tenant mix, good floor layouts, ample car park facilities and high accessibility via public transportation networks, Citywalk will be a landmark and shopping attraction. A comprehensive promotional

programme specifically designed to attract both shoppers and tenants is being launched in phases. The leasing of the retail space has progressed well.

Rental contributions from retail properties of the Group display strong potential for continuing growth. Solid growth in retail sales is mainly driven by domestic consumption, further rises in household incomes, an increasing number of households and births as well as growing visitor arrivals. A series of asset enhancement programmes are in place with specific focus on design upgrades and facility improvements based on customer needs, market research and the optimisation of tenant mixes. The programme is expected to further increase the yields and capital values of the Group's retail properties on a continuing basis.

The office sector continued to experience strong demand due to business expansion and the establishing of offices by companies new to Hong Kong. In addition, the Group has undertaken a redevelopment project to convert the Po Hing Centre industrial building in Kowloon Bay into a Grade-A office building thereby enlarging its office portfolio by approximately 174,000 square feet of attributable gross floor area. The Group will continue to review its existing rental portfolio and carry out redevelopment or conversions when commercially viable.

The growth in trade activities in Hong Kong continued to boost the demand for industrial space. Both the rental rates and capital values of the industrial buildings of the Group contributed robust growth during the period under review. The overall occupancy rate of the Group's industrial buildings was high.

With the additional gross floor areas of the Olympian City 1 and 2 and Citywalk shopping malls, the Group has approximately 9.8 million square feet of attributable gross floor area of properties for investment/own use as at 31st December, 2007. Of this portfolio, commercial developments (retail and office) account for 60%, industrial developments 17%, car parks 14%, hotels 6%, and residential 3%. The Group expects to complete a total of approximately 5.4 million square feet of attributable gross floor area of investment properties in the next few years which will further increase its recurrent income base.

(5) Hotels

The tourism industry in Hong Kong recorded good growth in 2007 with the total number of visitor arrivals in Hong Kong for 2007 surpassing 28 million, representing an increase of over 10% compared with that of 2006. Total expenditure associated with the inbound tourism was over HK$130 billion, approximately 10% above the HK$119 billion recorded in 2006. Economic activity remained strong, together with the HKSAR Government's efforts to promote Hong Kong as a MICE (Meeting, Incentive, Convention, Exhibition) destination, business travels continued to grow favourably in 2007. In January 2008, Hong Kong Tourism Board announced that Hong Kong won the Best MICE City Award by CEI Asia Pacific Magazine as the conference support and quality of services of Hong Kong have gained overseas recognition.

During the interim period under review, Conrad Hong Kong continued to achieve positive growth in occupancy rate, room sales and average room rate compared with the previous interim period. Following the completion of its guest room renovation programme, Conrad

Hong Kong renovated its Nicholini's restaurant and Pacific Bar, which were completed in October 2007. A continuing asset enhancement renovation programme is in place aiming to offer customers enjoyable and comfortable stays with the hotel.

In recognition of the quality of service of Conrad Hong Kong, it has received the 'World's Best Hotels' Award by *Institutional Investor* (2007), 'China's Top Hotels 2007' Award by *Travel & Leisure China* following the receipt of 'Top 100 The Best in the World Readers' Choice Awards' by *Condé Nast Traveller* earlier. The three restaurants operated by the hotel namely Nicholini's, Brasserie on the Eighth and Golden Leaf have received the 'Hong Kong's Best Restaurants 2007' Award by *Hong Kong Tatler* (2007).

The tourism sector in Singapore set a new high of 10.3 million visitor arrivals in 2007, representing an increase of 5.4% over 2006 and generating approximately S$13.8 billion in tourism receipts. The increase in visitor arrivals, continuing growth in economic activities and robust performance of the MICE sector in Singapore have benefited The Fullerton Singapore. Average room rate, room sales, and food and beverage business recorded good growth during the interim period ended 31st December, 2007.

To enhance high quality of products and services to meet the expectation of discerning guests, the Group continues to roll out renovation programmes to upgrade the amenities and facilities of The Fullerton. The conversion of Financial Centre meeting rooms into retail lobby shops started in January 2008 and is expected to be completed in the second quarter of 2008. The hotel's successful Post Bar opened a sister outlet in Singapore's new Changi Airport Terminal 3 on 9th January, 2008. The Fullerton's premier location will also enjoy superior visibility during Singapore's inaugural Formula 1 race, scheduled for 28th September, 2008.

The Fullerton received several awards from respected organizations and magazines in recognition of its standards of service during the interim period. It was rated one of the world's top hotels in the *12th Annual Travel + Leisure World's Best Awards*, 'Reader's Choice Awards' by *Condé Nast Traveller* (2007), 'World's Best Hotels' Award' by *Institutional Investor (2007)* and 'Best Business Hotels' and 'Best Conference Hotels' in *Best in Travel Poll by SmartTravelAsia.com (2007).*

Capitalising on the heritage buildings and the prime location of the promenade along the waterfront vantage in front of The Fullerton, the Group has embarked on a comprehensive business plan to transform the entire area into a major destination for dining, entertainment and hospitality. The project will conserve the distinctive architecture and heritage of the area. Combining The Fullerton, One Fullerton, The Fullerton Waterboat House as well as the Collyer Quay project (acquired in 2006), will be integrated into a commercial complex comprising a new luxurious boutique hotel with approximately 100 guest rooms, Clifford Pier and Customs House - the waterfront area will be revamped and named as The Fullerton Heritage, offering a unique and memorable lifestyle experience for locals and tourists alike.

(6) Mainland Business

In July, 2007, the Group successfully acquired two sizeable plots of land in China at good prices for the development of residential and commercial properties. The projects will provide a total of approximately 18.6 million square feet of attributable gross floor area upon completion over the next few years. With the new acquisitions, the Group's development land bank in Mainland China is now approximately 28 million square feet of attributable gross floor area.

In the medium to long term, China's continuing development and economic growth offers tremendous business opportunities for entrepreneurs and good employment prospects, which are positive to the property market. The Group will, thus, continue to search for good sites in cities with sound economic fundamentals. The Group's commitment to building quality properties and providing after-sales professional property management services has been a key factor in customer satisfaction and we are committed to do the same.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2007.

FINANCE

As at 31st December, 2007, the Group's gearing was 22.3%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2007 was mainly due to the receipt of the sales proceeds from the sale of residential units in Vision City, One SilverSea and sale of houses from St. Andrews Place, as well as a share placement of 220 million new ordinary shares at HK$19.57 per share on 24th September, 2007. Of the total borrowings, 24.7% was repayable within one year, 27.5% repayable between one and two years and 47.8% repayable between two and five years. The Group's borrowings are subject to floating interest rates. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,606 million, comprising cash on hand of approximately HK$3,978 million together with committed undrawn facilities of approximately HK$9,628 million. All the cash on hand is in the form of deposits in banks of high credit ratings. Total assets and shareholders' funds of the Group were HK$83.0 billion and HK$56.4 billion respectively.

As to the litigation between Sino Land Company Limited ("Sino Land") and Hang Lung Group Limited ("Hang Lung") in respect of the acquisition of a company which owns a property in Yau Kom Tau in Tsuen Wan for development into a hotel, the Court of Final Appeal on 5th February, 2007 allowed the appeal by Sino Land. Pursuant to the judgment, Hang Lung repaid to Sino Land the deposit of HK$321 million on 6th February, 2007 and it also paid the interest of HK$178 million on 16th January, 2008, leaving Sino Land's claims for legal costs and damages to be agreed between the parties or failing which, to be assessed by the courts.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2007. Foreign exchange exposure has been prudently kept at a minimal level.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communications with investors and shareholders through various channels such as non-deal roadshows, investor conferences, results briefings, site visits and corporate website to disseminate information about the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that attractive design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the interim period ended 31st December, 2007, the Group's property management division received a number of awards from the HKSAR Government and other respected organisations in recognition of its quality of service, management capability, contributions to the community and charitable services, and the promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, our Community Care Committee (the "Committee") works closely with different charitable and voluntary organizations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated on projects with a number of international organisations from promoting environmental protection to co-organise activities to inspire public interest in protecting natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and encourage Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

During the interim period, financial markets have been challenging mainly as a result of declining credit quality in mortgages and sub-prime mortgages in the United States. However, the speedy introduction of stimulus measures to address the slowdown and to revive the economy is expected to have a positive effect later this year. While the Asian equity markets have been affected, the healthy economic growth and the emergence of positive wealth in Asia are expected to mitigate any slowdown in the United States.

Hong Kong recorded robust growth in 2007 with domestic demand, high value-added sectors and vibrant trade flows between Hong Kong and Mainland China being the key drivers of the economic expansion. The fundamentals of Hong Kong economy remains sound despite the recent softening of the major economies. Unemployment continued to hit record low since 2003 and both primary and secondary residential property transactions performed well with record high levels in 2007.

The recently announced HKSAR Government's 2008-09 Budget proposing the reduction in standard rate of salaries tax and profit tax rates, the increase in major allowances, the waiver of rates for fiscal year of 2008-09 and the investment in the infrastructure developments including the new railway links of West Island Line, South Island Line and confirmation of the Shatin to Central Link as well as the upgrading programme for the Hong Kong International Airport will be positive to the Hong Kong economy and property market. Together with the negative real interest rates, low mortgage rates and declining interest rate environment, demand for residential properties is expected to remain resilient. Barring unforeseen circumstances, the Hong Kong property market is expected to continue to grow further due to good economic fundamentals. As the majority of the Group's assets are in Hong Kong, the Group is well positioned to benefit from the economic and property market environments.

China continued to register stable economic growth in 2007. Domestic consumption, wealth creation and the demand for good quality private housing within China remained strong. The 2008 Olympic Games to be held in Beijing will be a positive boost to market sentiments. Prospects of the China economy remain promising in the medium to long term.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank both in Hong Kong and China to optimise earnings and improve the quality of its properties and services to enhance the lifestyle of its customers. The Group's land bank will enable it to strengthen earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

I would like to welcome Mr. Chan Wing Kwong, Ringo who joined the Board as Executive Director with effect from 1st January, 2008.

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 18th March, 2008

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 83)

INTERIM RESULTS

The unaudited results of the Group for the six months ended 31st December, 2007 are as follows:

Consolidated Income Statement

	Notes	Six months ended 31st December, 2007 HK$ (Unaudited)	Six months ended 31st December, 2006 HK$ (Unaudited)
Turnover	2	4,569,808,808	1,147,963,393
Cost of sales		(1,832,700,041)	(34,178,427)
Direct expenses		(661,354,412)	(388,533,145)
		2,075,754,355	725,251,821
Other income		214,008,503	48,445,236
Increase in fair value of investment properties		2,433,816,905	710,801,516
Increase in fair value of trading securities		383,815,732	132,734,760
Administrative expenses		(386,404,432)	(260,377,560)
Finance income		235,257,916	184,497,837
Finance costs		(212,212,196)	(294,084,901)
Net finance income (costs)		23,045,720	(109,587,064)
Share of results of associates	3	920,666,027	503,795,406
Profit before taxation	4	5,664,702,810	1,751,064,115
Income tax expense	5	(843,700,408)	(193,171,892)
Profit for the period		4,821,002,402	1,557,892,223
Attributable to :			
Equity holders of the Company		4,729,641,594	1,519,137,234
Minority interests		91,360,808	38,754,989
		4,821,002,402	1,557,892,223
Interim dividend at HK10 cents (2006 – HK8.5 cents) per share		485,741,070	391,672,138
Earnings per share	6		
Basic		100.26 cents	34.68 cents
Diluted		N/A	33.64 cents

Consolidated Balance Sheet
At 31st December, 2007

	Notes	31st December, 2007 HK$ (Unaudited)	30th June, 2007 HK$ (Audited)
Non-current assets			
Investment properties		**31,335,044,946**	23,806,439,783
Hotel property		**895,888,180**	850,461,498
Property, plant and equipment		**86,091,591**	72,144,056
Prepaid lease payments – non-current		**438,874,016**	416,779,569
Interests in associates		**5,608,722,988**	5,599,607,915
Available-for-sale investments		**3,494,346,957**	3,414,324,906
Advances to associates		**10,810,194,185**	9,261,568,181
Advances to investee companies		**10,717,842**	12,366,708
Long-term loans receivable		**59,907,196**	75,118,429
		52,739,787,901	43,508,811,045
Current assets			
Properties under development		**21,416,881,558**	17,757,888,770
Stocks of unsold properties		**866,971,421**	1,992,746,887
Hotel inventories		**24,189,680**	22,755,854
Prepaid lease payments – current		**5,065,741**	4,709,375
Trading securities		**1,255,892,876**	872,076,738
Amounts due from associates		**891,676,422**	894,873,993
Accounts and other receivables	7	**2,250,244,749**	4,004,902,347
Current portion of long-term loans receivable		**3,950,904**	5,722,685
Taxation recoverable		**237,808,222**	236,398,141
Restricted bank deposits		**295,768,857**	284,039,563
Time deposits, bank balances and cash		**3,022,841,730**	3,132,325,533
		30,271,292,160	29,208,439,886
Current liabilities			
Accounts and other payables	8	**3,797,410,864**	3,035,004,658
Amounts due to associates		**1,272,560,686**	761,968,910
Taxation payable		**711,616,043**	1,152,048,842
Current portion of long-term bank loans		**324,790,071**	319,078,313
Bank loans			
– secured		**2,749,651,542**	2,712,002,542
– unsecured		**844,710,307**	744,794,539
Financial guarantee contracts – current		**6,527,518**	3,352,581
		9,707,267,031	8,728,250,385
Net current assets		**20,564,025,129**	20,480,189,501
Total assets less current liabilities		**73,303,813,030**	63,989,000,546

Consolidated Balance Sheet – continued
At 31st December, 2007

	31st December, 2007	30th June, 2007
	HK$	HK$
	(Unaudited)	(Audited)
Capital and reserves		
Share capital	**4,858,536,699**	4,610,386,667
Share premium and reserves	**51,229,672,235**	42,970,489,278
Equity attributable to equity holders of the Company	**56,088,208,934**	47,580,875,945
Minority interests	**314,847,020**	184,850,571
Total equity	**56,403,055,954**	47,765,726,516
Non-current liabilities		
Long-term bank borrowings – due after one year	**11,940,176,650**	11,765,284,860
Financial guarantee contracts – non-current	**13,705,547**	6,013,657
Deferred taxation	**2,704,159,350**	2,241,875,746
Advances from associates	**2,022,205,516**	1,985,645,708
Advances from minority shareholders	**220,510,013**	224,454,059
	16,900,757,076	16,223,274,030
	73,303,813,030	63,989,000,546

Notes:

1. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the unaudited interim financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2007.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st July, 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – Int 10	Interim financial reporting and impairment
HK(IFRIC) – Int 11	HKFRS 2: Group and treasury share transactions

The adoption of the new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

2. Segment information

Business segments

Six months ended 31st December, 2007

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management, services and others HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	638,013,802	-	-	-	-	-	638,013,802
Property sales	3,359,005,818	-	-	-	-	-	3,359,005,818
Hotel operations	-	-	-	231,491,459	-	-	231,491,459
Management services	36,601,263	-	-	-	247,772,314	-	284,373,577
Share investment and dealing	-	51,436,396	-	-	-	-	51,436,396
Financing	-	-	5,487,756	-	-	-	5,487,756
	4,033,620,883	51,436,396	5,487,756	231,491,459	247,772,314	-	4,569,808,808
Inter-segment sales*	-	-	-	-	12,529,550	(12,529,550)	-
Segment revenue	4,033,620,883	51,436,396	5,487,756	231,491,459	260,301,864	(12,529,550)	4,569,808,808
Other income	21,475,890	9,449	878,159	1,560,160	190,084,845	-	214,008,503
Total	4,055,096,773	51,445,845	6,365,915	233,051,619	450,386,709	(12,529,550)	4,783,817,311
SEGMENT RESULT	4,272,670,406	435,261,577	6,365,915	129,977,177	263,120,420		5,107,395,495
Unallocated corporate expenses							(386,404,432)
Net finance income							23,045,720
Share of results of associates							920,666,027
Profit before taxation							5,664,702,810
Income tax expense							(843,700,408)
Profit for the period							4,821,002,402

Six months ended 31st December, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management, services and others HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	559,892,381	-	-	-	-	-	559,892,381
Property sales	92,869,750	-	-	-	-	-	92,869,750
Hotel operations	-	-	-	197,501,494	-	-	197,501,494
Management services	34,492,860	-	-	-	226,289,598	-	260,782,458
Share investment and dealing	-	28,575,854	-	-	-	-	28,575,854
Financing	-	-	8,341,456	-	-	-	8,341,456
	687,254,991	28,575,854	8,341,456	197,501,494	226,289,598	-	1,147,963,393
Inter-segment sales*	-	-	-	-	11,802,678	(11,802,678)	-
Segment revenue	687,254,991	28,575,854	8,341,456	197,501,494	238,092,276	(11,802,678)	1,147,963,393
Other income	13,537,772	18,500,267	1,695,059	61,596	14,650,542	-	48,445,236
Total	700,792,763	47,076,121	10,036,515	197,563,090	252,742,818	(11,802,678)	1,196,408,629
SEGMENT RESULT	1,245,026,063	179,810,881	10,036,515	97,893,365	84,466,509	-	1,617,233,333
Unallocated corporate expenses							(260,377,560)
Net finance costs							(109,587,064)
Share of results of associates							503,795,406
Profit before taxation							1,751,064,115
Income tax expense							(193,171,892)
Profit for the period							1,557,892,223

* Inter-segment sales were charged at costs plus margin basis as agreed between both parties.

3. Share of results of associates

Share of results of associates included share of an increase in fair value of investment properties of the associates of HK$516,117,851 *(six months ended 31st December, 2006: HK$149,858,769)* recognised in the income statements of the associates.

4. Profit before taxation

	Six months ended 31st December, 2007 HK$	Six months ended 31st December, 2006 HK$
Profit before taxation has been arrived at after charging (crediting):		
Release of prepaid lease payments	**2,462,004**	2,289,276
Cost of properties sold recognised	**1,830,171,604**	33,730,321
Cost of hotel inventories recognised	**22,950,320**	21,347,986
Depreciation of owner-operated hotel property	**4,844,819**	4,610,086
Depreciation of property, plant and equipment	**10,362,147**	10,272,831
Loss (profit) on disposal of property, plant and equipment	**30,125**	(11,623)

5. Income tax expense

	Six months ended 31st December, 2007 HK$	Six months ended 31st December, 2006 HK$
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**372,860,791**	55,200,351
Other jurisdictions	**20,913,751**	24,515,537
	393,774,542	79,715,888
Deferred taxation	**449,925,866**	113,456,004
	843,700,408	193,171,892

Hong Kong Profits Tax is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used is 17.5% *(six months ended 31st December, 2006: 17.5%)*.

Taxes on profits assessable in the People's Republic of China and elsewhere are recognised based on management's best estimate of the weighted average annual income tax rate prevailing in the countries and the regions in which the Group operates.

6. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended 31st December, 2007 HK$	31st December, 2006 HK$
Earnings for the purpose of basic earnings per share	**4,729,641,594**	1,519,137,234
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**-**	17,458,654
Earnings for the purpose of diluted earnings per share	**4,729,641,594**	1,536,595,888
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,717,604,029**	4,379,840,211
Effect of dilutive potential ordinary shares:		
Convertible bonds	**-**	188,502,151
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,717,604,029**	4,568,342,362

7. Accounts and other receivables

Included in accounts and other receivables are trade receivables of HK$1,465,968,599 *(30th June, 2007: HK$3,470,742,516)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and property sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2007 HK$	30th June, 2007 HK$
0-30 days	**1,401,397,938**	3,362,513,877
31-60 days	**24,867,769**	30,644,229
61-90 days	**11,673,473**	8,511,773
Over 90 days	**28,029,419**	69,072,637
	1,465,968,599	3,470,742,516

Trade receivables over 90 days amounting to HK$28,029,419 *(30th June, 2007: HK$69,072,637)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

8. Accounts and other payables

Included in accounts and other payables are trade payables of HK$278,957,628 *(30th June, 2007: HK$389,281,818).*

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2007 HK$	30th June, 2007 HK$
0-30 days	**214,669,122**	344,065,103
31-60 days	**29,568,597**	20,914,377
61-90 days	**20,934,592**	9,027,243
Over 90 days	**13,785,317**	15,275,095
	278,957,628	389,281,818

9. Pledge of assets

(a) At 31st December, 2007, the aggregate facilities of bank loans and other loans amounting to approximately HK$20,830,511,000 *(30th June, 2007: HK$20,766,056,000)* were secured by certain of the Group's properties, bank deposits and bank balances amounting to approximately HK$36,089,000,000 *(30th June, 2007: HK$39,948,000,000)*. At that date, the facilities were utilised to the extent of approximately HK$14,036,441,000 *(30th June, 2007: HK$14,222,726,000).*

(b) At 31st December, 2007, investments in and advances to certain associates amounting to approximately HK$4,835,000,000 *(30th June, 2007: HK$3,899,000,000)*, in addition to certain assets pledged by the associates, were pledged to or assigned to secure loan facilities made available by banks or financial institutions to such associates.

10. Commitments and contingent liabilities

(a) At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the consolidated financial statements:

	31st December, 2007 HK$	30th June, 2007 HK$
(i) Commitments in respect of land premium payable	**1,776,457,406**	-
(ii) Contingent liabilities arising from tax affairs of subsidiaries	**589,598,000**	589,598,000

10. Commitments and contingent liabilities - continued

	31st December, 2007 HK$	30th June, 2007 HK$
(a) (iii) Guarantees in respect of banking facilities of:		
Associates		
- Utilised	6,341,200,000	5,581,150,000
- Unutilised	2,503,950,000	1,999,300,000
Total guarantees	8,845,150,000	7,580,450,000

Out of the guarantee amount, HK$20,233,065 *(30th June, 2007: HK$9,366,238)* was recognised in the consolidated financial statements as financial guarantee contracts.

(b) At the balance sheet date, share of commitments and contingent liabilities of associates are as follows:

	31st December, 2007 HK$	30th June, 2007 HK$
(i) Share of commitments in respect of land premium payable	1,490,427,500	-
(ii) Share of contingent liabilities arising from tax affairs of associates	131,021,000	131,021,000

(c) In relation to the legal proceedings between the Company and its subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner") and Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") in respect of an Agreement for the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories for development into a hotel, the Court of Final Appeal on 5th February 2007 handed down a judgment to allow the appeal by Mariner against Hang Lung so as to : (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the Agreement; (iii) order repayment by Hang Lung to Mariner of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Mariner damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Mariner. On 15th January, 2008, the High Court handed down a decision on the interest rate to be used to calculate the interest cost in relation to the deposit paid by Mariner. On 16th January, 2008, following the decision of the High Court, Hang Lung paid a sum of approximately HK$178,000,000 representing the interest cost to Mariner leaving the damages and costs to be agreed or decided by the courts.

11. Events after the balance sheet date

On 18th January, 2008, Sino Hope Investments Limited, a wholly-owned subsidiary of the Company, CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd entered into an agreement pursuant to which Sino Hope Investments Limited acquired the remaining 10% of the issued share capital of Harvest Sun (B.V.I.) Limited held by CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd for a consideration of HK$44,635,642.

Subsequent to the acquisition, Harvest Sun (B.V.I.) Limited became a wholly-owned subsidiary of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Monday, 14th April, 2008 to Wednesday, 16th April, 2008, both dates inclusive, during which period no transfer of shares will be effected. The record date for the interim dividend is at the close of business on Wednesday, 16th April, 2008.

In order to qualify for the interim dividend, shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 11th April, 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 16,872,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$316,329,052. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
July 2007	3,196,000	17.96	16.02	53,499,452
August 2007	2,140,000	16.98	14.02	34,887,195
September 2007	9,878,000	19.82	19.50	195,242,600
October 2007	1,658,000	20.35	19.16	32,699,805
	16,872,000			316,329,052

All of the shares repurchased were cancelled on delivery of the share certificates during the interim period. 1,244,000 ordinary shares repurchased in the last financial year ended 30th June, 2007 were cancelled during the interim period. The nominal value of HK$18,116,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$336,725,644 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2007, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that there was no separation of the roles of the chairman and the chief executive officer, both of the roles are currently undertaken by the Chairman of the Board.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operation of each business unit is overseen and monitored by designated responsible Executive Director. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the three Independent Non-executive Directors have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure it continues to meet these objectives and is in line with the industry practices.

REVIEW OF INTERIM RESULTS

The unaudited interim results of the Group for the six months ended 31st December, 2007 have been reviewed by the audit committee and the auditor of the Company, Deloitte Touche Tohmatsu.

2007-2008 INTERIM REPORT

The 2007-2008 interim report containing all the information required by the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited and the Company's website (www.sino.com) while printed copies will be sent to shareholders on or about 31st March, 2008.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 18th March, 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Ringo Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.